May 3, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Notice of Disclosure Filed in Securities Exchange Act Annual Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that The Hanover Insurance Group, Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, which was filed with the U.S. Securities and Exchange Commission on May 3, 2018.

Sincerely,

/s/ J. Kendall Huber

J. Kendall Huber

Executive Vice President, General

Counsel and Assistant Secretary